Exhibit 2.3
January 11, 2008
Mr. Robert Conti
Dear Bob:
As of the closing (the “Closing”) of the mergers of (i) Compensation Technologies LLC, a Delaware limited liability company (“CT”) and (ii) Compensation Management Services LLC, a Delaware limited liability company (“CMS”) with and into wholly owned subsidiaries of Callidus Software Inc., a Delaware corporation (“Callidus”) pursuant to Agreements and Plans of Mergers by and among CT and CMS, as applicable, and Callidus and certain other parties (the “Mergers” and the “Merger Agreements”), you will become Callidus’ Senior Vice President, Worldwide Client Services, reporting to Leslie Stretch, President and Chief Executive Officer. If the Closing of the Mergers does not occur, this offer will be null and void.
In this position, you will manage Callidus’ Professional Services organization. Your employment with Callidus will begin at the Closing and is expected to continue for 24 months thereafter. However, the parties agree that Callidus (together with its subsidiaries) is an “at will” employer, which means that the employment relationship may be terminated at any time by either Callidus or by you, with or without notice and for any reason without liability other than as set forth below in the paragraph discussing severance and in the Merger Agreements.
You will be permitted to work one business day per week (not including business days that you take off for vacation time) to handle your Alexander Group Inc. (“AGI”) responsibilities from the Closing until the earlier of 18 months from Closing or until a suitable successor to you is selected by Callidus and is in place and you are no longer working at Callidus. During months 18-24 after the Closing if no successor is in place at Callidus, then you will provide services to Callidus on a reduced half time basis and your salary and bonus will be reduced accordingly; provided, that Callidus acknowledges that you may terminate your employment with Callidus at anytime for any reason without liability. Callidus acknowledges that you will continue to be an employee, manager and member of AGI during your employment with Callidus and that Callidus agrees to permit your continued relationship and employment with AGI and waives the standard conflict of interest provisions regarding your continued support of and employment with AGI or any of its affiliates during the term of your employment with Callidus which would otherwise cause you to be in violation of the Callidus Code of Business Conduct and Ethics or the Invention Agreement (as defined below).
Your starting annualized salary will be $255,000 per year, subject to periodic review and payable in accordance with Callidus’ normal payroll practices. In addition, you will be eligible to participate in an annual executive incentive compensation plan with an annual target bonus of 55% of your base salary, with the actual bonus payment subject to Callidus’ performance and your ability to meet objectives set each year by Callidus’ Board of Directors (or an applicable committee) in its discretion. Callidus acknowledges that you will not work out of an office located in San Jose, California but instead you will continue to work out of the CT offices in Arizona and will travel to San Jose, California or other customer or Callidus business locations as appropriate on occasion as reasonably necessary to perform your duties. Callidus will promptly reimburse you for all Callidus’ business expenses in accordance with Callidus’ expense reimbursement policy in effect from time to time.
Subject to Board approval, you will be granted an NSO option to purchase 100,000 shares of Callidus common stock subject to the vesting schedule, terms and conditions of Callidus’ stock plan, and Callidus policies and procedures currently in effect on your start date. The vesting of such option shall fully accelerate upon a Change of Control (as defined in the Change of Control Agreement) if you are terminated without Cause in accordance with the terms of the Change of Control Agreement you have been provided.
As a new member of Callidus’ executive management, and a Section 16 officer of Callidus, you will be eligible for Callidus’ Change of Control Agreement (the “Change of Control Agreement”) and Indemnification Agreement, both of which are attached hereto as Exhibit A and Exhibit B, respectively. You need to execute and return these agreements to Callidus for them to become effective.
As a regular, full-time employee, you will be eligible to participate in Callidus’ benefits programs in effect from time to time, which currently include medical, vision, and dental insurance, and 401(k) and ESPP plans, as set forth in our Callidus Benefits Guidebook, which has been previously provided to you. Notwithstanding the foregoing, you shall receive at least the same benefits as each other of our Section 16 officers receive including four weeks of paid vacation each year. Our standard policy requires that you have a reasonably clean driving record and credit history and that we successfully complete a background check. This offer is also contingent upon your completing and executing Callidus’ Employment, Confidential Information and Invention Assignment Agreement (“Invention Agreement”), which is included for your review and execution.
Should you be involuntarily terminated by Callidus without Cause after January 1, 2009, then in exchange for you signing and not revoking a general release of claims in a form acceptable to Callidus (the “Release”), you shall receive, in addition to any other amounts owing to you, an amount equal to 7 months of your then current base salary, which shall be paid in cash as soon as administratively practicable after the later of your termination date and the date on which the Release becomes effective but no later than two and one-half (2 1/2) months after the end of your taxable year in which such termination of employment occurs, so long as you have signed such Release within the time period specified by Callidus. Any such severance amount will be reduced by any severance payments made to you as required under WARN or similar state law and shall be in lieu of any other severance benefit provided under any Callidus plan, agreement or policy that is paid for by Callidus.
Upon separation from Callidus for any reason, Callidus shall promptly pay you for all compensation and benefits that have been earned by you through the date of termination and for any accrued but unpaid vacation pay and any expense reimbursements due and owing to you. You also agree to return to Callidus any equipment that has been provided to you or reimburse Callidus the cost for such equipment. Callidus reserves the right to deduct such costs from any final payments made to you in accordance with state and federal laws.
This letter agreement shall be interpreted, construed and governed according to the laws of the State of California. Venue for any suit instituted to enforce the provisions hereof or otherwise shall be in Santa Clara County, California. This letter, along with the Option Agreement, the Change of Control Agreement, the Indemnification Agreement and the Invention Agreement, set forth the terms of your employment with Callidus and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of Callidus and by you.
For purposes of federal immigration law, you will be required to provide to Callidus documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three business days of your date of hire with Callidus, or our employment relationship with you may be terminated for cause. Callidus standard policy also requires that you participate in our direct deposit payroll program.
We very much look forward working with you at Callidus. Please sign both letters and return one original to V. Holly Albert, Senior Vice President, General Counsel & Corporate Secretary, 160 West Santa Clara Street, Suite 1500, San Jose, CA 95113.
We look forward to working with you at Callidus Software. If you have any questions regarding any points in this letter please feel free to contact me. Welcome aboard!
Sincerely,

V. Holly Albert
Senior Vice President, General Counsel & Secretary
Callidus Software Inc.
I accept the terms of this letter and agree to keep the terms of this letter confidential. I agree to start work for Callidus Software as of the Closing.

/s/ Robert Conti Signature of Robert Conti	1/11/2008 Date